UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

BIOCRYST PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

09058V103
(CUSIP Number)

Leo Kirby 667 Madison Avenue, 21st Floor New York, NY 10065 (212) 339-5633
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 09058V103	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Baker Bros. Advisors, LLC 13-4093645
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,563,615
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,563,615
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,563,615
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON (See Instructions) IA

SCHEDULE 13D

CUSIP No. 09058V103	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,563,615
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,563,615
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,563,615
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC

SCHEDULE 13D

CUSIP No. 09058V103	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,563,615
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,563,615
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,563,615
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC

Amendment No. 6 to Schedule 13D

This Amendment No. 6 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Baker Bros. Advisors, LLC (the “Adviser”), Julian C. Baker (“Julian Baker”) and Felix J. Baker (“Felix Baker,” and together with Julian Baker and the Adviser, the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Item 4. Purpose of Transaction.

Merger Agreement

On October 17, 2012, BioCryst Pharmaceuticals, Inc. (the “Issuer”) entered into a definitive merger agreement (the “Merger Agreement”) with Presidio Pharmaceuticals, Inc. (“Presidio”) providing for the acquisition of Presidio by the Issuer through the merger of a newly formed subsidiary of the Issuer (the “Merger Sub”) with and into Presidio (the “Merger”), with Presidio surviving the merger as a wholly owned subsidiary of the Issuer. Upon the consummation of the Merger, the Issuer will issue a total of 24.5 million shares of its common stock, par value $0.01 per share, to holders of Presidio's securities in exchange for all of the outstanding common and preferred stock and outstanding stock options of Presidio and as consideration for the Investor Financing, as defined below. The per share consideration payable to Presidio’s securityholders pursuant to the Merger Agreement will be determined pursuant to formulas contained in the Merger Agreement based on the average closing price of the Issuer’s common stock for the 20 day period prior to the closing date of the Merger. Affiliates of the Reporting Persons directly beneficially own Presidio securities and will be receiving shares of Issuer common stock in exchange for such securities upon the consummation of the Merger and the Reporting Persons may be deemed to indirectly beneficially own the shares of Issuer common stock received in such exchange.

Subject to the terms and conditions of the Merger Agreement, the Issuer has agreed to use commercially reasonable efforts to raise at least $35 million through one or more offerings of Issuer common stock on commercially reasonable terms (the “Additional Equity Offering”). Completion of the Additional Equity Offering is a condition to completion of the Merger and the Investor Financing, as defined below, and the Issuer will not complete the Additional Equity Offering if the Merger and Investor Financing are not completed.

Pursuant to the Merger Agreement, Baker Brothers Life Sciences, L.P. (“Life Sciences”) will have the option to nominate one additional director to the Issuer’s Board of Directors at any time prior to the first anniversary of the closing date so long as Life Sciences at the time of the nomination owns at least 20% of the outstanding common stock of the Issuer.

The closing of the Merger (the “Closing”) will occur on the later of (1) the fifth business day after satisfaction (or waiver) of the conditions to Closing and (2) the fourth business day after the date on which the Issuer prices and secures commitments for the Additional Equity Offering. The Closing is conditioned, among other things, on: concurrent closing of the Investor Financing, as defined below, and the Additional Equity Offering; Issuer shareholder approval of the issuance of shares in connection with the transactions; material compliance by each party with all covenants; the accuracy of each party’s representations and warranties, subject to certain materiality thresholds; and an absence of injunctions or orders that prohibit or restrain the consummation of the Merger.

The Merger Agreement also provides for certain termination rights for both the Issuer and Presidio, including termination by either party if the Merger is not consummated by January 31, 2013 (unless such date is extended by mutual agreement to April 30, 2013). Upon termination of the Merger Agreement under specified circumstances, the Issuer or Presidio may be required to pay the other party a termination fee of $10 million.

If the Merger does not close by January 31, 2013, the Issuer is obligated to loan funds to Presidio sufficient to cover Presidio’s operating expenses, up to a maximum of $2 million per month and $6 million in the aggregate, until the earlier of the termination of the Merger and April 30, 2013.

Financing Agreement

On October 17, 2012, in connection with the Merger Agreement, the Issuer entered into an Investor Financing Agreement (the “Financing Agreement”) with certain holders of Presidio securities (the “Financing Securityholders”), including certain affiliates of the Reporting Persons, providing for the Financing Securityholders to make a $25 million equity investment in the Issuer (the “Investor Financing”) for which the Financing Securityholders will receive shares of the Issuer’s common stock upon the consummation of the Merger. The shares of Issuer common stock to be issued to the Financing Securityholders pursuant to the Financing Agreement will be issued concurrently with the closing of the Merger at a price equal to the price of the shares issued in the contemplated Additional Equity Offering, and therefore the price per share and exact number of shares to be purchased by the Financing Securityholders pursuant to the Financing Agreement cannot be determined at this time. The issuance of the shares is subject to the satisfaction or waiver of certain conditions, including the concurrent closing of the Additional Equity Offering and the Merger.

Pursuant to the Financing Agreement, certain affiliates of the Reporting Persons will contribute $12,500,000 to the Issuer in exchange for Issuer common stock. The Reporting Persons may be deemed to indirectly beneficially own such shares of Issuer common stock received directly by certain of their affiliates pursuant to the Financing Agreement upon the consummation of the Merger.

Side Agreement

On October 17, 2012, certain affiliates of the Reporting Persons executed a Side Agreement to the Investor Financing Agreement (the “Side Agreement”). Pursuant to the Side Agreement, if one or more of the Financing Securityholders fails to purchase the number of common shares of the Issuer as set forth in the Financing Agreement, the defaulting Financing Securityholder shall forfeit all of its preferred, common and convertible securities of Presidio and any merger consideration that it may be entitled to upon exchange thereof pursuant to the Merger Agreement. The non-defaulting Financing Securityholders shall have the right to purchase shares of the Issuer’s common stock equal to their pro rata share of the shares not purchased by the defaulting Financing Securityholder. In certain circumstances, the Issuer itself may elect to fulfill the failing Financing Securityholder’s obligations under the Financing Agreement, in which case the Issuer, rather than the other Financing Securityholders, would reclaim or retain any Issuer shares the failing Financing Securityholder otherwise would have received in the Merger. In the event that the closing of the Merger does not occur on or prior to April 30, 2013, the Side Agreement shall terminate and be of no further force and effect.

Voting and Post-Closing Lock-Up Agreement

On October 17, 2012, certain significant securityholders of Presidio (the “Presidio Securityholders”), including certain affiliates of the Reporting Persons, executed a Voting and Post-Closing Lock-up Agreement (the “Voting Agreement”) with the Issuer as part of their commitment to ensure Presidio stockholder approval. Pursuant to the Voting Agreement, subject to the terms set forth therein, the Presidio Stockholders agree to (1) vote in favor of the Merger Agreement and consummation of the Merger and against any action that would compete with or impede the Merger; and (2) exercise a contractual power the Presidio Stockholders possess under an agreement with the other Presidio stockholders to require such other holders of Presidio common stock to approve the Merger Agreement and the Merger. In addition, Presidio Stockholders who own convertible promissory notes issued by Presidio irrevocably have consented to the conversion of such notes into preferred stock of Presidio, which stock will be exchangeable for shares of the Issuer’s common stock to be paid in the Merger.

Pursuant to the terms of the Voting Agreement, shares of the Issuer’s common stock issued in the Merger and the Investor Financing are subject to transfer restrictions during the first 180 days after the closing of the Merger (the “Lock-Up”). Subject to some exceptions, during the period beginning on the closing date and ending: (1) 90 days following the closing date, no holder of such shares may, directly or indirectly, transfer in excess of 25% of the total number of Issuer shares received by it in the Merger and the Investor Financing (the “Restricted Shares”); (2) 120 days following the closing date, no holder of such shares may, directly or indirectly, transfer (cumulatively, including amounts transferred pursuant to clause (1)) in excess of 50% of the total number of Restricted Shares received by it; and (3) 150 days following the closing date, no holder of such shares may, directly or indirectly, transfer (cumulatively, including amounts transferred pursuant to clauses (1) and (2)) in excess of 75% of the total number of Restricted Shares received by it. Following the 180th day after the closing date, all or any portion of the Restricted Shares may be transferred without restriction under the Merger Agreement.

The foregoing descriptions of the Financing Agreement, the Side Agreement and the Voting Agreement do not purport to be complete and are subject to, and qualified in their entirety by, reference to the full text of the Financing Agreement, the Side Agreement and the Voting Agreement, which are included as Exhibits 10.1, 10.2 and 10.3, respectively, and are incorporated herein by reference.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons may acquire additional shares of common stock or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities in the open market, as applicable, in privately negotiated transactions or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to its investment decision.

Except as set forth herein or in previous amendments to this Schedule 13D, as the case may be, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 6 are incorporated herein by reference. Set forth below is the aggregate number of shares of common stock of the Issuer directly held by affiliates of the Reporting Persons (collectively, the “Funds”). The information set forth below is based on 50,493,786 shares of common stock outstanding, as reported on the Issuer’s Form 10-Q filed with the SEC on August 8, 2012.

Name	Number of Shares	Percent of Class Outstanding
Baker Bros Investments, L.P..	34,046	0.1%
Baker Bros. Investments II, L.P.	28,361	0.1%
Baker/Tisch Investments, L.P.	17,241	0.0%
667, L.P.	1,522,015	3.0%
Baker Brothers Life Sciences, L.P.	3,841,124	7.6%
14159, L.P.	120,828	0.2%
Total	5,563,615	11.0%

As previously disclosed, by virtue of the amended and restated management agreement among the Adviser and the Funds dated April 12, 2012, the Reporting Persons may be deemed to be indirect beneficial owners of shares of the Issuer owned by the Funds and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

The Reporting Persons disclaim beneficial ownership of the securities held by each of the Funds, and this Amendment No. 6 shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) of for any other purpose.

Dr. Stephen Biggar, an employee of the Adviser, beneficially owns 95,833 options to purchase shares of the Issuer's common stock that he received as compensation for his past service on the Issuer's Board of Directors. Dr. Biggar no longer serves on the Issuer's Board of Directors.

On August 9, 2012, 2,854 warrants to purchase shares of the Issuer’s common stock (“Warrants”) directly held Baker Bros. Investments II, L.P., 424,726 Warrants directly held by 667, L.P., 1,120,142 Warrants directly held by Life Sciences, and 35,611 Warrants directly held by 14159, L.P., all with an exercise price of $10.25, expired by their terms.

Except as set forth herein and in our previously filed amendments to Schedule 13D, as the case may be, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities.

The disclosure regarding the Financing Agreement, the Side Agreement and the Voting contained in Item 4 is incorporated herein by reference.

The Financing Agreement, the Side Agreement and the Voting Agreement are incorporated by reference as Exhibits 10.1, 10.2 and 10.3 to this Amendment No. 6 and are incorporated herein by reference.

Item 7.	Material To Be Filed as Exhibits.

Exhibit	Description

10.1	Investor Financing Agreement, dated as of October 17, 2012, by and among BioCryst Pharmaceuticals, Inc. and the investors set forth on Schedule 1 thereto (Incorporated by reference to Exhibit 2.2 of the Issuer’s Current Report on Form 8-K (File No. 000-23186), filed with the SEC on October 22, 2012).

10.2	Side Agreement to Investor Financing Agreement, dated as of October 17, 2012, by and among BioCryst Pharmaceuticals, Inc., Presidio Pharmaceuticals, Inc. and the Other Parties thereto (Incorporated by reference to Exhibit 2.4 of the Issuer’s Current Report on Form 8-K (File No. 000-23186), filed with the SEC on October 22, 2012).

10.3

Voting and Post-Closing Lock-Up Agreement, dated as of October 17, 2012, by and among BioCryst Pharmaceuticals, Inc., Presidio Pharmaceuticals, Inc. and each of the individuals or entities listed on Schedule I thereto (Incorporated by reference to Exhibit 2.3 of the Issuer’s Current Report on Form 8-K (File No. 000-23186), filed with the SEC on October 22, 2012).

99.1:	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Amendment is true, complete and correct.

EXECUTED as of this 22nd day of October, 2012.

BAKER BROS. ADVISORS, LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

By:	/s/ Julian C. Baker
Julian C. Baker

By:	/s/ Felix J. Baker
Felix J. Baker